MANAGEMENT’S DISCUSSION AND ANALYSIS - YEAR ENDED DECEMBER 31, 2009

March 26, 2010

TABLE OF CONTENTS

INTRODUCTION 2
ADDITIONAL INFORMATION 2
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS 2
CAUTIONARY NOTE TO U.S. INVESTORS 3
OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK 4
STRATEGY 12
RISK MANAGEMENT 13
SELECTED ANNUAL FINANCIAL INFORMATION 13
REVIEW OF FINANCIAL RESULTS 14
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER 16
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES 17
FINANCIAL INSTRUMENTS 18
NORMAL COURSE ISSUER BID 19
CRITICAL ACCOUNTING ESTIMATES 19
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION 21
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) 22
RISKS AND UNCERTAINTIES 26
OTHER INFORMATION 36
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING 37

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 26, 2010, focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2009.  In order to better understand the MD&A, it should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2009.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The significant accounting policies are outlined in Notes 2 and 3 to the Company’s financial statements for the year ended December 31, 2009.  These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 20 to the financial statements.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.  Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	the outlook for future prices of zinc and lead;
•	the future mining operations and production plans of Vatukoula Gold Mines Plc, as reported by management of Vatukoula Gold Mines Plc in its public filings;
•	the Company’s planned conversion to International Financial Reporting Standards; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN,” and in the United States on the OTCBB under the symbol “CZICF,” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine” or “Prairie Creek”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  CZN also owns a 17% interest in Vatukoula Gold Mines Plc, an AIM listed company which owns and operates the Vatukoula Gold Mine located in Fiji.

Prairie Creek Mine - Overview

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

When in production the Mine will add significantly to Canada’s production of lead and zinc concentrates and will create employment for about 225 people and business opportunities for the local communities in the Dehcho region of the Northwest Territories.

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”), which expects to complete the EA process by the end of 2010.

Operations Update

Canadian Zinc’s primary focus for 2009 has been to move forward in the permitting process for the operating permits for the Prairie Creek Mine, operating only a limited mine site program in the summer months of 2009.

The main focus of summer work at the Prairie Creek mine was an ongoing program of rehabilitating part of the winter road which connects the Prairie Creek Mine site to the Liard Highway.  This program involved drilling and blasting to widen the road in the proximity of Prairie Creek.  In addition, the Company performed a number of environmental studies and programs including: mine site water management, groundwater analysis, air-monitoring, rare plant/wildlife analysis, archaeological surveys, geotechnical assessments, and road analysis and terrain assessments.

Throughout 2009, the Company continued its discussions and engagement with the local communities of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson) with whom Canadian Zinc has entered into Memoranda of Understanding to establish mutually beneficial, cooperative and productive relationships.  Canadian Zinc has agreed to use its best efforts to employ community members on a first preference basis and to assist the communities to benefit from the business opportunities associated with the Prairie Creek Project.

Applications for Operating Licence/Permits and Environmental Assessment

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report (“PDR”) was filed with the MVLWB as part of the permit applications.  After conducting and completing the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB therefore resolved, in September 2008, to refer the Land Use Permit applications as well as the Water Licence application to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment.

The initial phase of the Environmental Assessment consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA.  The Review Board ruled on March 5, 2009, that all physical works and activities associated with the winter access road into the mine, as well as all physical works and activities associated with the Prairie Creek Mine site itself, are to be included within the scope of development.  The Review Board will not be assessing construction impacts of already built structures.  The Review Board has ruled that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.

The Review Board issued the Draft Terms of Reference and a Draft Work Plan in May 2009 and the final Terms of Reference and Work Plan were issued by the Review Board on June 26, 2009.

Following the issue of the final Terms of Reference and Work Plan the Company commenced the preparation of the Developer’s Assessment Report (“DAR”) to be filed with the Review Board as part of the Environmental Assessment process.  The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report.  Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed.  This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

In addition, since the access road has been included in the scope of development, studies of various potential environmental effects of the operation of the road were further examined.  The wider scope of development in the environmental assessment has provided the opportunity to optimize the road access route through examining alternative local routes that will lessen potential environmental impacts.  The Company is proposing to re-align sections of the access road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features in the newly expanded Nahanni National Park Reserve through which part of the access road passes.  The result has been the identification of a shorter road route that traverses firmer ground, has fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

The Company submitted its Developer’s Assessment Report for filing with the Review Board in March 2010.  The Review Board had indicated that it anticipated concluding its Report of Environmental Assessment by October 2010; however, it is likely that this timeframe will be extended.

All comments and documents can be viewed on the MVEIRB website at http://www.reviewboard.ca/registry/.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions to ensure CZN meets appropriate environmental guidelines.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four land Use permits for exploration activities and underground development and a winter road permit.  Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

When the Company receives its operating permits, which is not a certain event, additional financing will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - 100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

Expansion of Nahanni National Park Reserve

In June 2009 new legislation was enacted by the Canadian Parliament entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” to provide for the expansion of Nahanni National Park Reserve.

Nahanni National Park Reserve was expanded by 30,000 km2, making it the third largest National Park in Canada.  The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine.  However, the Mine itself and a large surrounding area of approximately 300 km2 are specifically excluded from the Park and are not part of the expanded Park.

The exclusion of the Prairie Creek Mine from the Nahanni National Park Reserve expansion area has brought clarity to the land use and policy objectives for the region and will facilitate various aspects of the environmental assessment process.  The Government’s decision on the expansion of the Nahanni National Park Reserve reflects a balanced approach to development and to conservation which allows for mineral resource and energy development in the Northwest Territories and at the same time protects the environment.

Canadian Zinc worked very closely, and constructively, with officials at Indian and Northern Affairs Canada and at Parks Canada to achieve this balanced solution which facilitates both the expansion of Nahanni National Park and the development of the Prairie Creek Mine.  In July 2008 Canadian Zinc and the Parks Canada Agency entered into a Memorandum of Understanding in which they agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

Section 7(1) of the new Act amended the Canada National Parks Act to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road.  Heretofore, an access road to a mine through a National Park was not permitted under the Canada National Parks Act, and the Act was amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Area.

Investment in Vatukoula Gold Mines Plc

Canadian Zinc currently holds 628,669,022 shares of Vatukoula Gold Mines Plc (“VGM”), which represents approximately 17% of the issued share capital.  VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

In April 2009, the Company acquired 347,669,022 shares of VGM at a price of £0.0073 per share for total consideration of £2.538 million ($4.554 million).  In May 2009, Canadian Zinc entered into a Subscription Agreement (the “Subscription Agreement”) with VGM to acquire a further 200,000,000 shares of VGM (the “Subscription Shares”) for an investment of £1.2 million (£0.006 per share), or $2.169 million, subject to approval of VGM shareholders. On June 10, 2009, VGM shareholders approved the necessary resolutions and the Share Subscription was completed.  In addition, two nominees of Canadian Zinc were appointed to the Board of VGM.

The Company also granted Viso Gero Global, Inc. (“Viso Gero”), a private company from which Canadian Zinc acquired its initial 347,669,022 shares of VGM, the option until January 7, 2010, to purchase up to 200,000,000 of its VGM shares at an exercise price of £0.01 per share.  Viso Gero exercised its option in full on September 23, 2009, for total proceeds of £2 million ($3.456 million).

Under the terms of the Subscription Agreement with VGM, upon Viso Gero exercising its option over 200,000,000 shares of VGM, Canadian Zinc was entitled to subscribe for up to 250,000,000 additional VGM shares.  On September 28, 2009, Canadian Zinc exercised its option to reinvest the £2 million received from Viso Gero in VGM shares.  The total number of shares subscribed was 156,000,000 at a price of £0.0128 per share ($3.431 million).

On September 24, 2009, the Company subscribed for 125,000,000 shares of VGM at a price of £0.012 per share (total cost of £1.5 million or $2.553 million) pursuant to a VGM financing. Completion of the subscription was approved by VGM shareholders at an Extraordinary General Meeting on October 21, 2009.

The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.  The Company also agreed that for a period of nine months ending March 10, 2010, it would not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

VGM Operations Update (sourced from VGM news releases)

Cautionary note:  The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

The Vatukoula Gold Mine (formerly the Emperor Gold Mine) in Fiji has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.  VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.

 VGM has reported, in its Mineral Reserves and Mineral Resources Report (prepared in accordance with National Instrument 43-101 by Mr. John Tyrell and Mr. Anthony Silveira, who are Qualified Persons and full-time employees of AMC Consultants Pty Ltd.) that, as at August 31, 2009, the Vatukoula Gold Mine had:
•	A combined Proven and Probable Reserve estimate of 1.9 million tonnes of ore grading 10.9 grams of gold per tonne for contained gold of 680,000 ounces of gold;
•	An underground combined Measured and Indicated Mineral Resource of 8.3 million tonnes grading 10.5 grams of gold per tonne for contained gold of 2.8 million ounces; and
•	An Inferred Mineral Resource of 4.7 million tonnes grading 8.6 grams of gold per tonne for contained gold of 1.3 million ounces.

In September and October 2009, VGM raised funds totaling £11 million.  The net proceeds of the share placements completed by VGM during 2009 are anticipated to be used to assist in increasing its pro rata gold production to a targeted annual rate of 100,000 ounces by the beginning of the 2011 calendar year.  This is expected to be achieved via an increased underground capital development program, allowing access to increased mining faces, increasing both the capacity of tonnage delivered from underground and an increase in delivered grade to the mill.

VGMs development program requires general capital expenditure underground, at the power generating facility and at the mill.  The primary expense is for underground mining equipment.  The capital development program will also be supplemented by an underground and surface drilling program which will allow VGM to focus on higher grade ore bodies and optimize mine planning and mining techniques.

VGMs detailed mine planning has budgeted for the build up of gold production over the current year, which, when supplemented with oxide production, results in a targeted production of 60,000 ounces of gold for the year ending August 2010.  There can be no guarantee that VGM’s targets will be achieved.

In December 2009, VGM signed the Vatukoula Trust Deed (the “Trust Deed”) with the Minister for Lands and Mineral Resources of the Republic of Fiji, which formalizes a number of key concessions and exemptions to VGM’s Fijian operations as well as establishing a Social Assistance Trust (the “Trust”).  The Trust will support members of the Vatukoula community who were previously employed at the mine when it closed in December 2006, but who have not been rehired and have not been able to find new employment.  A total of Fijian $6 million (approximately US$ 3 million), payable over five years will be paid to the Trust.  VGM completed the first payment of Fijian $1.5 million to the Trust in March 2010.

Concessions granted to VGM under the Trust Deed include: a concession on the importation of automotive diesel oil and industrial diesel fuel; an exemption on the payment of export tax for a period of five years; an exemption on the payment of fiscal duties for all plant equipment machinery and motor vehicles for a period of three years; an exemption on the payment of Import Excise Duty for a period of three years; an exemption on the payment of Corporation tax for a total of five years; and the acceleration of depreciation provisions.

Vatukoula Gold Mine Operations Report (unaudited)
(per VGM December 17, 2009 and March 22, 2010 Updates)	December 1 – February 28, 2010 Q2	September 1 - November 30, 2009 Q1	June 1 - August 31, 2009 Q4	Year ended August 31, 2009
Underground Mining / Sulphide Processing
Ore mined (t)	62,606	45,105	43,705	212,029
Average grade	6.93	8.34	7.57	7.59
Ore delivered (t)	58,230	43,406	45,310	188,344
Sulphide head grade (g/t)	6.60	8.63	4.93	6.28
Oxide Plant
Ore delivered (t)	43,472	43,899	32,095	32,095
Oxide head grade (g/t)	1.99	1.93	1.78	1.78
Total
Development (metres)	2,036	1,664	1,682	5,755
Ore processed (t)	102,302	86,329	77,405	220,439
Average ore head grade (g/t)	4.64	5.29	3.63	6.27
Recovery (%)	84%	84%	82%	75%
Gold recovered * (oz)	12,869	12,227	7,444	33,757
Gold shipped (oz)	15,267	8,826	6,617	33,246
* includes gold which has been partially processed but not produced as gold doré or shipped.

For its financial year ended August 31, 2009, VGM reported total consolidated revenue of £18.8 million, compared to £3.8 million in the prior year, as a result of a substantial increase in gold production to 33,757 ounces of gold from the treatment of 220,439 tonnes of ore, compared to the production of 12,847 ounces of gold from the treatment of 57,117 tonnes of ore in the prior year, and a higher average gold price received of US$ 881 per ounce.

For its quarter ended November 30, 2009, VGM reported gold sales of 8,826 ounces, up from the previous quarter (6,617 ounces), an average realized gold price of US$ 1,096 per ounce, up compared with the previous quarter (US$ 929 per ounce) and gold recovery of 12,227 ounces, up from the previous quarter (7,444 ounces).

Gold production for the quarter ended November 30, 2009 exceeded VGM expectations mainly due to the higher grade material mined from underground which resulted in a lower than expected cash cost per ounce.  During the quarter the Vatukoula Gold Mine increased daily production to over 500 tonnes.  The introduction of some of the new (to the mine) underground equipment had a positive impact on production in the form of consistent underground mining on a daily basis.

The higher grade of ore delivered during the quarter ended November 30, 2009, was partly due to VGMs recently implemented drilling campaign to improve knowledge of the near term production stopes and an increased priority on mine planning.

VGMs underground production for the quarter ended November 30, 2009, increased to 45,105 tonnes, with an average mine grade of 8.34 grams of gold per tonne.  The increase in underground mining was predominantly affected by the availability and utilization rates of the underground haulage equipment, which limited the amount of ore transported to the mill.

During the quarter ended November 30, 2009, a total of 43,406 tonnes of ore from underground sources was milled at a grade of 8.63 grams gold per tonne and the Oxide circuit treated 43,899 tonnes at a grade of 1.93 grams of gold per tonne.  Overall the plant had recoveries of 84%, consistent with the previous quarter.

For its quarter ended February 28, 2010, VGM reported gold sales of 15,267 ounces, up from the previous quarter (8,826 ounces), an average realized gold price of US$ 1,104 per ounce, compared with the previous quarter of US$ 1,096 per ounce and gold recovery of 12,869 ounces, compared with the previous quarter of 12,227 ounces.

VGMs underground production for the quarter ended February 28, 2010, increased to 62,606 tonnes, with an average mine grade of 6.93 grams of gold per tonne (from 45,105 tonnes with an average grade of 8.34 grams per tonne for the quarter ended November 30, 2009).  The upgraded underground mining fleet was noted by VGM to have had a positive impact on operations resulting in an 18% increase in tonnes of ore processed and a 20% increase in development metres (when compared to the previous quarter).  The lower mining grade was as a result of increased ore delivered from on-orebody development and mining of lower grade areas.  VGM reported that it has acquired four additional underground exploration drills (for a total available of nine), which are being used to provide advance information on the ore bodies for detailed mine planning purposes.

During the quarter ended February 28, 2010, a total of 58,230 tonnes of ore from underground sources was milled at a grade of 6.60 grams gold per tonne and the Oxide circuit treated 43,472 tonnes at a grade of 1.99 grams of gold per tonne.  Overall the plant had recoveries of 84%, consistent with the previous quarter.

For further information on VGM refer to the company website: www.vgmplc.com.

American Eagle Option

In April 2009, the Company entered into an Option Agreement on the Tuvatu Gold Project (“Tuvatu”) in Fiji.  Tuvatu is a gold deposit located on the island of Viti Levu, Fiji, in the heart of the Pacific “Rim of Fire,” and located approximately 37 kilometres to the southwest of the Vatukoula (Emperor) gold deposit.  The Tuvatu Project is currently owned by American Eagle Resources Inc. (“American Eagle”), through its 100% owned Fijian subsidiary Lion One Limited.

Under the Option Agreement, Canadian Zinc had the option, exercisable at any time until October 31, 2009, to acquire Tuvatu, via amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would have been issued to the shareholders of American Eagle.

In September 2009, having carried out a limited exploration and drilling program, Canadian Zinc agreed to cancel its option to acquire American Eagle in consideration of the issue to Canadian Zinc of warrants entitling Canadian Zinc to acquire up to 1,250,000 shares (approximately 10%) of American Eagle, at an exercise price of the lesser of $2.00 per share or 25% above the price per share of the initial public offering of American Eagle. The warrants are exercisable until October 31, 2010.  At December 31, 2009, Canadian Zinc wrote-off the carrying value of the warrants for a total expense of $1.811 million.

Zazu Metals Corporation

In December 2009 Canadian Zinc acquired 3.4 million shares of Zazu Metals Corporation (“Zazu”) representing approximately 11.1% of Zazu’s outstanding shares, for consideration of $646,000.

Zazu is listed on the TSX under the symbol “ZAZ“.  Its principal asset is the Lik zinc-lead-silver deposit, located in northwest Alaska, 22 kilometres from Teck Resource’s Red Dog Mine, the world’s largest zinc producer.

The Lik Deposit is held in joint venture with Teck American Inc., a wholly-owned subsidiary of Teck Resources Limited.  Zazu currently owns a 50% interest in the Joint Venture and is entitled to earn an 80% interest, diluting Teck to 20%, by spending US$25 million (including development expenditure) by 2018.  Teck has a one time option to convert its 20% interest to a 2% net smelter return royalty on presentation of a feasibility study.  Zazu is the operator in all scenarios.

In May 2009 Zazu reported a National Instrument 43-101 mineral resource estimate, prepared by Scott Wilson Roscoe Postle Associates Inc., of 20.6 million tons, grading 8.08% zinc, 2.62% lead and 1.54 ounces silver per ton in the indicated category for the Lik South deposit and 7.07 million tons grading 9.1% zinc, 3.03% lead and 1.39 ounces silver per ton in the inferred category for the Lik North and South Deposits.

As reported by Zazu, Lik South contains over 3.3 billion pounds of zinc, over 1 billion pounds of lead and over 31 million ounces of silver.  Lik North contains nearly 1.3 billion pounds of zinc, 0.5 billion pounds of lead and nearly 10 million ounces of silver.

On March 1, 2010, Zazu reported the results of a Preliminary Assessment (Scoping) Study (the “Study”) on an initial open pit mine which included the production of 16 million tonnes grading 8.08% zinc, 2.57% lead and 47.9 grams silver per tonne.  The Study estimated pre-production capital cost at US$352 million including a 22% contingency for a 5,500 tonne per day mine and mill with an eight year mine life and estimated life of mine operating costs of US$75 per tonne.  The base case in the Study assumes metal prices of US$1.00 per pound for zinc, US$0.80 per pound for lead and US$16 per ounce for silver which demonstrated a pre-tax Internal Rate of Return of 9%.

The Shares in Zazu were acquired for investment purposes.  Depending on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of Zazu through market transactions, private agreements or otherwise.

Outlook

For 2010, Canadian Zinc’s primary focus will continue to be moving forward in the permitting process for the operating permits for the Prairie Creek Mine.  Following submission of the Developer’s Assessment Report to the Review Board, Canadian Zinc anticipates responding to queries from the Review Board as well as engaging in ongoing community consultation and liaison.

It is expected that site work, including continuation of repair work to the access road and further environmental and engineering studies, will continue at the Prairie Creek Mine during the 2010 season.

In addition, the Company is considering a deep-hole diamond drill exploration program, estimated at $2 million, to test for possible extension of the main zone at Prairie Creek as described below:

•
The northernmost drill hole (PC-95-124) within the presently defined mineral resource at the Prairie Creek mine was drilled in 1995.  This drill hole returned multiple significant mineralized vein intersections 750 metres down the hole such as an 8.3 metre core

•
intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver.  Similar continuous surface geology, along with the presence of surface metal anomalies in soil and the existence of the high grade Rico Showing, all indicate excellent potential that mineralization may continue at depth north from the existing defined mineral resource.

•
Surface topography at Prairie Creek provides an opportunity to test for possible extension of mineralization 1.5 kilometres north of the last drill hole (PC-95-125).  The initial vein target is projected to occur at a depth of approximately 900 metres below the 870 level (presently the lowest developed underground level) and 1,100 metres below surface.  It is also proposed to drill off a number of wedges from the initial hole in order to further laterally explore at target depth.  The Company holds a Land Use Permit, issued by the MVLWB, to permit exploration which is valid to September 2012.

The outlook for the price of zinc is positive.  Current inventories are relatively low and demand is expected to increase throughout 2010 and 2011.  China represents over 40% of global demand and is expected to increase its zinc consumption, mostly for use in galvanized steel in the auto and construction industries.  On the supply side there are no new major mines under construction and a number of existing mines are scheduled to close.  New or expanded smelter capacity, particularly in China, is expected to increase demand for zinc concentrates.  The outlook for lead is also positive, driven by growing demand for electric cars and batteries.

STRATEGY

Canadian Zinc’s long-term aim has been, and continues to be, to bring the Prairie Creek Mine into production.  CZN is committed to the responsible and sustainable development of the Prairie Creek Mine.  The Company is acutely aware of the ecological value and importance of the area to First Nations, conservationists and the public in general.  CZN intends to operate the Prairie Creek Mine with best available technology and environmental protection so that the temporary impact on the environment during operations are minimal, and long-term effects after closure of the mine will be negligible.  CZN believes that mineral development and conservation of ecological resources need not be mutually exclusive.

The Company’s vision is the development and successful operation of the Prairie Creek Mine with controlled road access, where the ecology is protected, and mineral extraction with its related economic benefits successfully co-exist with traditional aboriginal land uses and the neighboring Nahanni National Park Reserve.

The Company has continued to make progress with its strategy to bring the Prairie Creek Mine into production and, as described in this MD&A, has submitted applications for operating permits which are currently undergoing environmental assessment.  CZN has sought to continue cost-saving measures in the short-term, in order to focus on the currently required key activities and to preserve cash resources.

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Canadian Zinc believes that acquisition of suitable mining assets or businesses using the Company’s funds could add shareholder value and diversify the interests of the Company.  As noted above in the “Overview, Review of Activities and Outlook” section to this MD&A, during 2009 Canadian Zinc acquired 17% of the issued shares of Vatukoula Gold Mines Plc.  In addition, Canadian Zinc acquired 11% of the issued share capital of Zazu Metals Corporation.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration / development company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values:  Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies:  Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting:  Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors.  The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System:  Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns.  The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee.  Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel.  All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP.

(thousands of Canadian dollars	Year ended December 31,
except per share amounts)	2009	2008	2007
Statement of operations
Net (loss)	$(611)	$(4,228)	$(9,483)
Basic and diluted (loss) per share	$(0.005)	$(0.04)	$(0.08)

Balance sheet
Cash, cash equivalents and short-term investments	$7,443	$20,948	$28,414
Marketable securities	$15,382	$2,024	$100
Total assets	$29,152	$29,521	$34,391
Total liabilities	$1,639	$1,673	$2,482
Shareholders’ equity	$27,513	$27,848	$31,909

The Company is at the exploration and development stage and does not generate revenue or cash flows from operations.  The losses for each of the years 2007 to 2009 represent administrative expenses and expenditures incurred on the Prairie Creek property, offset in the 2009 results by gains on marketable securities.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2009 and other public disclosure documents of the Company.

For the year ended December 31, 2009, the Company reported a net loss of $611,000 compared to a loss of $4.228 million for the year ended December 31, 2008.  The reduced loss in 2009 was primarily attributable to gains on the Company’s marketable securities and lower mineral exploration and development expenses.

Mineral Exploration and Development Costs

For the year ended December 31, 2009, the Company expensed $2.260 million on its mineral exploration and development programs at Prairie Creek compared to $3.426 million for the year ended December 31, 2008.  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $252,000 in the year ended December 31, 2009 (2008 - $248,000), the exploration and development expenditures for Prairie Creek amounted to $2.008 million in 2009 compared to $3.178 million in 2008.  Details of the mineral exploration and development costs are shown in Note 11 to the audited financial statements for the year ended December 31, 2009.

The overall decrease in expenditures relates to the Company limiting activities at the Prairie Creek Mine Site to the May to November 2009 period with a reduced level of employees in order to focus the Company’s efforts and use of financial resources on permitting matters.  During 2009, the Company incurred $1.052 million (2008 - $862,000) relating to permitting and environmental matters. These expenditures included costs related to studies required for the Company’s Developer’s Assessment Report as filed with the MVEIRB as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.  As described in this MD&A in the section above entitled “Overview, Review of Activities and Outlook,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general, and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2010 and expects that there will continue to be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company is in the development stage and does not generate any cash flows from operations.  To date the Company has not earned any significant revenues other than interest and related investment income.  Investment income for the year ended December 31, 2009 was $242,000 compared to $899,000 for 2008.  The decrease is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2009 compared to the prior year and the continued minimal rates of interest being paid for balances on account with financial institutions.

Administrative Expenses

Administrative expenses (excluding stock-based compensation and depreciation) for the year ended December 31, 2009 were $1.728 million compared to $1.445 million in the year ended December 31, 2008.  The increase was largely attributable to higher management and directors fees (2009 - $623,000; 2008 - $566,000) due to management bonuses in 2009 (none were awarded in 2008) and increased professional fees and project evaluation costs following the Company’s negotiations and review of additional investment opportunities such as Vatukoula Gold Mines Plc and American Eagle Resources Inc. (2009 - $500,000 combined; 2008 - $241,000 combined).

Other Income (Expenses)

Stock-based compensation:  In 2009, the Company recorded an expense for stock-based compensation of $288,000 relating to the vesting of stock options granted to directors, officers, employees and contractors on March 27, 2009.  The amount charged in 2008 relating to stock-based compensation was $205,000 relating to stock options granted in October 2007 for which the expense was recognized over the vesting period for the options granted.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.  The assumptions used in the calculation are described in Note 15(a) to the audited financial statements at December 31, 2009.

Gain/loss on marketable securities:  The Company, following its decision to invest in certain marketable securities in late 2008 and Vatukoula Gold Mines Plc and Zazu Metals Corporation in 2009, reported overall gains on securities of $6.102 million for the year ended December 31, 2009 (2008 - loss of $38,000).  These gains arose as a result of the pick up in quoted prices for the marketable securities in which the Company invested.  During the year ended December 31, 2009, the Company realized gains of $1.441 million through the sale of a portion of its marketable securities (which realized gain is included in the overall gain figures reported above).  All the Company’s marketable securities have been designated as held for trading assets by the Company.  The total gain recorded on marketable securities for the year ended December 31, 2009, is based upon the market value of the shares at December 31, 2009 and the actual gains realized during the year.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2009.

Foreign Exchange: The Company incurred a foreign exchange loss of $260,000 for the year ended December 31, 2009 (2008 – gain of $8,000), of which $64,000 was unrealized as at December 31, 2009.  The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in US$ following the sale of certain marketable securities sold by the Company in the period.

American Eagle Option: During the year ended December 31, 2009, the Company incurred an expense of $1.811 million relating to the option to acquire American Eagle Resources Inc., which through its subsidiary owns 100% of the Tuvatu Gold Project in Fiji.  The Company agreed to early termination of the Tuvatu option in exchange for warrants to acquire up to 1,250,000 shares of American Eagle at the lesser of $2 per share or 25% above the price of an initial public offering.  These warrants were written off at year end.  The Company also incurred expenditures of $585,000 during the year ended December 31, 2009 relating to evaluation of the Tuvatu property.  There were no costs relating to American Eagle / Tuvatu in the 2008 fiscal year.

Related Party Transactions

The Company’s related party transactions during the year ended December 31, 2009 consisted of rent for office space paid to a corporation with a common director of the Company in the amount of $24,000 compared to $19,000 in 2008.  The increase was attributable to increased rent following relocation of the Toronto office during 2008.  Particulars relating to related party transactions are shown in Note 17 to the audited financial statements for the year ended December 31, 2009.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement, in prior years, of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2009	2008	2007
Statutory tax rate	30.70%	31.00%	34.12%
Recovery of income taxes computed at statutory rates	$187	$1,311	$4,084
Permanent differences	256	(64)	(93)
Expired losses	(183)	(192)	(162)
Other	7	(118)	281
Income tax rate changes	75	(403)	(1,612)
Change in valuation allowance	(342)	(534)	(11)
	$-	$-	$2,487

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that future income tax income is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities.  In 2007, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007.  This resulted in the recovery of future income tax income in respect of the renounced expenditures of $2.487 million and a corresponding reduction in shareholder equity.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER

(thousands of dollars except per share amounts)
Quarter ended	Investment Income $	Net Income (Loss) $	Net (Loss) Income per Common Share – basic and diluted $
December 31, 2009	14	(2,487)	(0.021)
September 30, 2009	16	(1,092)	(0.009)
June 30, 2009	82	3,265	0.027
March 31, 2009	130	(297)	(0.002)
December 31, 2008	201	(1,075)	(0.010)
September 30, 2008	184	(1,671)	(0.015)
June 30, 2008	218	(1,131)	(0.010)
March 31, 2008	296	(351)	(0.005)

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities.  There have been no private placements since July 2007.  In addition, there has been a significant decline in the rate of return for such investments as the current global economic crisis has unfolded.  The net income for the quarter ended June 30, 2009, reflects the increase in fair value of the Company’s investment in Vatukoula Gold Mines Plc.

During the fourth quarter of 2009, the Company continued to focus on permitting activities related to its applications for operating permits, which required numerous studies and reports to be commissioned for submission to the MVEIRB with the Company’s Developer’s Assessment Report.  The net loss incurred for the fourth quarter of 2009 also reflects a decrease in the carrying value of the Company’s marketable securities on a mark-to-market fair value basis.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

As at December 31, 2009, the Company had cash and cash equivalents of $5.197 million, short term investments of $2.246 and marketable securities of $15.382 million (for a total of $22.825 million).  The Company also had a positive working capital balance of $22.476 million.  As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 million, marketable securities of $2.024 million and a positive working capital balance of $22.557 million.  The Company’s short term investments at December 31, 2009, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2009 were $401,000 compared to $511,000 as at December 31, 2008.  The current liabilities balance at December 31, 2009 primarily represents costs related to year end matters and studies for the Developer’s Assessment Report that was filed in March 2010 as part of the ongoing Environmental Assessment process for operating permits for the Prairie Creek Mine.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and limited summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

The Company currently holds marketable securities in Rio Tinto, Vatukoula Gold Mines Plc and Zazu Metals Corporation.  The investments in VGM and Zazu were both acquired during 2009 and represent 98% of the total market value of CZN’s marketable securities at December 31, 2009.  CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

The following table reflects the Company’s aggregate financial commitments as of December 31, 2009:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	360	148	212	-	-
Asset Retirement Obligation (2)	2,383	-	-	-	2,383
Total	2,743	148	212	-	2,383

(1)	Represents rent obligations under operating leases for office space.
(2)
The asset retirement obligation represents the undiscounted value of total payments of $2.383 million which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

FINANCIAL INSTRUMENTS

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables.  Financial liabilities are classified as either held for trading, or loans and receivables.  The Company’s accounting policy for each category of financial instrument is summarized below:

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.  The Company has classified its other receivables as loans and receivables.

Held for trading: Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held for trading.  Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income (loss) along with gains and losses arising from changes in fair value.  Regular-way purchases and sales of financial assets are accounted for on the trade date.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading.

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity.  These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method.  The Company has no financial assets classified as held-to-maturity.

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above.  These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income.  The Company had no financial assets designated as available-for-sale.

Other liabilities: If not classified as held for trading, financial liabilities are classified as other liabilities.  After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method.  Gains or losses are recognized in net income (loss) in the period when the liability is derecognized.  The Company has classified its accounts payable and accrued liabilities as other liabilities.

The fair values of the Company’s held for trading (current) assets, such as cash and cash equivalents, short-term investments and marketable securities, equal their carrying values of $22.825 million at December 31, 2009 (2008 - $22.972 million) as these items are carried (on the balance sheet) at fair values with gains and losses recorded in the statement of operations.  The nature of the Company’s held for trading assets are such that they are valued based upon quoted market prices as at the reporting date

NORMAL COURSE ISSUER BID

The Company conducted a normal course issuer bid (the “Bid”) from May 13, 2008 to May 12, 2009. During the year ended December 31, 2009, the Company acquired 68,500 common shares under the Bid for a total cost of $12,000. All shares purchased under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date. The total number of shares purchased under the Bid that expired May 12, 2009 was 1,784,500 for a total cost of $390,000.

Effective June 1, 2009, the Company renewed its Bid for a further one year period ending May 31, 2010. Under the renewed Bid, the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. Daily purchases under the Bid may not exceed 37,481 common shares, subject to certain prescribed exceptions. To date, no common shares have been purchased under the renewed Bid.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2009.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2009 was $5.053 million (2008 - $5.053 million) and for plant and equipment was $483,000 (2008 - $661,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2009, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2009, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (2008 - $2.383 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.238 million (2008 - $1.162 million) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of at least ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2009	2008*	2007
Dividend yield	0%	N/a	0%
Risk free interest rate	1.90%	N/a	4.07%
Expected life	4 years	N/a	5 years
Expected volatility	83%	N/a	89%
* No stock options were granted in 2008. Stock-based compensation expense during 2008 was related to options granted in 2007.

Any change in the assumptions used could have a material impact on the fair value of the stock-based compensation value.  In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options, and for purposes other than to determine the fair value to be assigned to stock options.  Accordingly, the use of a Black-Scholes valuation model may not always result in the determination of a compensation value that appears appropriate or reasonable in the circumstances, for example, the model may determine that a stock option grant at $0.30 per share is of higher value than a grant at $0.15 per share (where the grant price is assumed to equal market value and all other factors remain unchanged).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted various new accounting standards, as described below, during the year ended December 31, 2009.

Goodwill and Intangible Assets:  On January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook.  This Section replaces Section 3062, “Goodwill and Other Intangible Assets” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this Section has had no material impact on the Company’s financial statements.

Financial Instruments:  In June 2009, the CICA Accounting Standards Board (“AcSB”) issued an amendment to CICA Handbook Section 3862 in an effort to mirror changes made to International Financial Reporting Standards in IFRS 7 in 2009 and based on requirements for recurring fair value measurements under U.S. GAAP in ASC 820-10 (FAS 157).  The effective date of the amendment is for financial years ending after September 30, 2009.  The purpose was to establish a framework for measuring fair value and expand disclosures about fair value measurements.  To make the disclosures, companies shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Additional disclosures related to financial instruments as a result of the amended Section 3862 are included in Note 19 to the financial statements for the year ended December 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS requires that in the year of implementation the comparative financial statements be restated to conform to the standards in place at the end of the year of adoption i.e. IFRS in place at December 31, 2011.

  The Company has commenced the process to transition from current Canadian GAAP to IFRS, lead by the Company’s CFO.  The transition process consists of three primary phases:

(i) Scoping and Diagnostic Phase:  A preliminary diagnostic review has been completed by the Company, which included the determination, at a high level, of the financial reporting areas most likely to be impacted by IFRS.

(ii) Impact analysis, evaluation and design phase:  In this phase, each area identified during the scoping phase is addressed to determine more specific changes required to existing accounting policies and identify new accounting policies under IFRS.  This phase includes analysis and conclusion on the accounting choices available under IFRS.  The Company has identified key areas that may have a material impact on the Company’s financial statements.  These are discussed in more detail later in this section of the MD&A.  The full impact on future financial reporting is not reasonably determinable or estimable at this time.

(iii) Implementation and review phase:  This phase will include execution of any changes to business processes and completion of formal documents analyzing the transition to IFRS for approval by the Board of Directors.  It will also include the final production of complete IFRS-compliant financial statements for review by the audit committee.

In order to meet the various timelines and challenges presented by the transition to IFRS, and over-arching the three phases noted above, the Company has considered the elements of a changeover plan and, for Canadian Zinc, considers the following to be the key activities, milestones and status:

Key Activity	Key Milestones	Status
Financial Statement Preparation:

- Identify differences in Canadian GAAP / IFRS accounting policies.
- Select ongoing IFRS policies.
- Select IFRS 1 choices.
- Develop financial statement format.
- Quantify effects of changes in initial IFRS 1 disclosures and 2010 financial statements.

Senior management sign-off and audit committee review for all key accounting policy choices to be concluded by 3rd quarter of 2010.

Draft financial statements to be prepared under IFRS format, with IFRS accounting policies.

Analysis of accounting issues has commenced to further resolve and evaluate high-level areas identified at the “diagnostic” stage.  Management continues to target the 3rd quarter of 2010 to conclude on this analysis.

Preliminary draft financial statements have been prepared to assist management in assessing possible accounting policies under IFRS and how these will impact the detailed analysis of accounting differences.  These financial statements will require updating as the conversion process progresses and also as new IFRS standards are pronounced.

As an over-arching attempt to manage the conversion process, the Company has sought to implement, where possible, accounting policies under Canadian GAAP that are broadly consistent with permitted choices under IFRS, which will minimize the differences on conversion.  For example, in 2008 the Company revised its accounting policy under Canadian GAAP to expense mineral exploration costs in order to minimize possible differences to IFRS.

Training:

Canadian Zinc is a relatively small company with limited operations and staff resource. Consideration is to be given to the level of expertise required for:
- Employees in general;
- Senior management and the Board, including the Audit Committee.

In order to manage and assess the IFRS conversion process the Company considers that the following personnel must possess sufficient understanding of IFRS as early as possible:
- CFO
- CEO
- Members of the Audit Committee.
Appropriate levels of expertise are required throughout the IFRS conversion project with ongoing training provided as needed.
The Company has provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions.

The CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS so possess knowledge of IFRS.

The needs of other members of the audit committee and the Company generally, are being reviewed in 2010 with the expectation that training at an appropriate level can be completed by the end of 2010.

Control Environment - Internal Control over Financial Reporting (ICFR):

For all accounting policy changes identified, the Company will assess ICFR design and effectiveness implications.

Appropriate changes to ICFR will be implemented as appropriate.

Assessment of ICFR will be performed throughout 2010 as the accounting policy changes are being documented and resolved.  The Company plans to be able to test the new ICFR relating to IFRS conversion in the 4th quarter of 2010.

At the current time, the Company anticipates that many of its ICFR relating to IFRS will form part of its current financial reporting process controls with the key element being management and board understanding of IFRS.  The exact nature of the changes has not yet been determined pending completion of the accounting policy documentation

Control Environment - Disclosure Controls and Procedures:

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion.

Publish the likely impact of conversion on an ongoing basis and revised 2010 results and financial position in public filings during 2011 (i.e. comparative data previously presented under Canadian GAAP will be presented under IFRS).
Brief overview of high-level expected changes to accounting policies is presented in this MD&A (see below). The Company will continue to report updates in its MD&A during 2010.

Business Activities: At the current time, Canadian Zinc has very limited business activities as it continues to seek operating permits for the Prairie Creek Mine site.	Should the business transition to active operations during 2010 or 2011, the Company will seek to adopt accounting policies that comply with IFRS, such as for inventory.	Canadian Zinc will continue to monitor its business activities to determine whether there are changes that will require review under the IFRS conversion process.

Infrastructure – Information Technology:

Canadian Zinc will be required to ensure that its accounting system can capture data that facilitates reporting under IFRS (i.e. information during 2010 that will be reported initially under Canadian GAAP and then under IFRS in 2011 comparatives).
The Company will have to ensure data collected in 2010 can be used in both Canadian GAAP and IFRS reporting.
Management is still evaluating the changes that may be required, and which are mostly expected to be capturing data in more detailed general ledger accounts.  Given that the Company plans to complete its accounting policy review by the 3rd quarter of 2010, it is likely that there will be some revisiting of prior periods to ensure that the capture of data was sufficient for IFRS purposes.

As discussed in the table above, Canadian Zinc has commenced its review of accounting policies and the changes that may be required to current accounting policies under Canadian GAAP.  The following discussion highlights some of the initial findings of this exercise:

IFRS 1, “First Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs.  The various accounting policy choices available are being assessed and those determined to be most appropriate will be implemented.  At the current time, CZN expects to apply the following optional exemptions under IFRS 1:  (a) Share-based payments (stock-based compensation) vested as at December 31, 2009 will not be retrospectively applied, (b) financial instruments designated as held for trading under Canadian GAAP will be designated as at fair value through profit or loss (to the extent permitted) in order to maintain the current accounting practice of changes in fair value being reported directly in the statement of operations and (c) decommissioning liabilities included in the cost of property, plant and equipment will be calculated as permitted under IFRS 1 rather than full retrospective application.

Canadian Zinc has also identified, in broad terms, certain key areas of financial reporting which may be significantly affected by the adoption of IFRS.  These are discussed in the table below:

Standards	Difference from Canadian GAAP	Potential Impact

Presentation and Disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected.
Stock-based Compensation
Under Canadian GAAP, vesting of employee stock options can be recognized on a straight-line basis whereas IFRS requires that each tranche of stock option vesting is treated as having a separate fair value.
The amount of the expense recognized under IFRS may be different to that under Canadian GAAP and is recognized more up-front.
Impairment of long-lived assets
IFRS requires the assessment of asset impairment to be based on discounted cash flows while Canadian GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows.

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. In addition, the potential for asset impairments will increase in the future.
Asset retirement obligations (ARO)
IFRS requires asset retirement obligations to be adjusted to the discount rate in affect at each balance sheet date while GAAP retains the historical discount rate.  In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations.  Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

The standard-setting bodies of Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and these changes may have a material impact on the Company’s financial statements.  As a result, the final impact on the Company’s financial statements will only be measurable once all of the applicable IFRS standards at the final changeover are known, which is an ongoing process.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 26, 2010, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A in the “Overview, Review of Activities and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Vatukoula Gold Mines Plc

As discussed in this MD&A, the Company has acquired a significant interest in Vatukoula Gold Mines Plc, which operates the Vatukoula Gold Mine in Fiji. Operations in Fiji add increased risks to the Company’s business affairs. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.  Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations.  The occurrence of these various factors and uncertainties cannot be accurately predicted.  The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates - Asset retirement obligation (environmental estimates).”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs.  Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. The Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report. The resource estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate.  The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons.  Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc.  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties.  The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to

Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases.  There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc.  As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2009, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations.  Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting.  Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $46.738 million through December 31, 2009.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2009 there were 118,900,563 common shares outstanding.  As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 4,160,000 common shares.  Directors and officers of the Company hold 3,300,000 of these share purchase options and 860,000 share purchase options are held by contractors and employees of the Company.  The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at March 26, 2010, the Company had the following securities issued and outstanding:

Common shares	118,900,563
Common share purchase options	4,160,000	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the year ended December 31, 2009.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, as at December 31, 2009, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2009, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2009.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the year ended December 31, 2009.

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